UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of April 2008
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
           185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

Employment of the M/V Free Envoy
     On April 18, 2008, FreeSeas announced that the M/V Free Envoy, a 1984-built 26,318 dwt Handysize vessel has been delivered to new charterers for a 25-day time charter at a rate of $28,500 per day.
     On April 18, 2008, FreeSeas also announced the launch of its corporate website at www.freeseas.gr. Neither FreeSeas’s website nor any of the information contained therein are to be considered incorporated into or otherwise part of this Form 6-K.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     This report on Form 6-K and the exhibits attached thereto are incorporated by reference into the Registrant’s Registration Statement on Form F-3, File No. 333-145098.
SUBMITTED HEREWITH:

Exhibits
99.1	Press Release dated April 18, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 21, 2008	FreeSeas Inc.
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	President and CEO

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